Sirit Inc.
372 Bay Street, Suite 1100
Toronto, ON
M5H 2W9 Canada

Tel: 416.367.1897 x249
Toll Free: 800.498.8760
Fax: 416.367.1435
Web site: www.sirit.com

July 16, 2008

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street NW
Washington, DC 20549

Dear Sirs:

RE: SIRIT Inc. - Reg. No. 82-3200

Appended please find a copy of our two most recent news releases:

News Release #08-014 titled "Sirit and 3M Brazil Sign Strategic Supply Agreement"
News Release #08-015 titled "Sirit Inc. Announces New Board Appointment"

Yours truly,

s/

p.p. Anastasia Chodarcewicz
Vice President Finance, Chief Financial Officer
and Corporate Secretary

/encl.

sirit vision beyond sight

NEWS RELEASE

NR#08-14

FOR MORE INFORMATION:
Tawnya Clark
Sirit Inc.
619.393.2645
tclark@sirit.com

Sirit and 3M Brazil Sign Strategic Supply Agreement

Electronic Tolling deployment results from successful proof of concept testing

Toronto, ON - July 15, 2008 - Sirit Inc. ("Sirit") (TSX: SI), a leading provider of radio frequency identification ("RFID") technology, announced it has signed a strategic supply agreement ("SSA") with 3M's Brazilian subsidiary for Sirit's RFID reader and tag technology, based upon open architecture protocols, to support transportation-related projects in the Brazilian market. This agreement builds upon the Global Cooperative Marketing Agreement that was signed earlier this year between 3M's Traffic Safety Systems Division ("TSSD") and Sirit.

3M Brazil is a subsidiary of 3M Company, St. Paul, Minnesota, and is a leading supplier of materials, solutions and systems to the transportation industry in Brazil. The partnership combines Sirit's industry-leading IDentity 5100 ("ID5100") reader and transponder with 3M's trusted traffic technology solutions, enabling a strong, comprehensive solution targeted to penetrate transportation applications in the Brazilian marketplace.

The strategic partnership between Sirit and 3M Brazil has resulted in a successful proof of concept ("POC") for tolling applications in many States such as Rio Grande do Sul and Rio de Janeiro. The successful performance experienced in the POC has led 3M Brazil to embark on the deployment of the ID5100 reader and transponder technology in over 40 electronic toll lanes. Over the next 12 months, this specific toll application has the potential to expand to over 400 lane systems and hundreds of thousands of transponders based upon passive, open standard technology.

"We are very pleased with the continued success of our relationship with 3M, in particular to be working with 3M Brazil and the opportunities available for Sirit's passive RFID technology in this transportation marketplace," said John Freund, vice president AVI Solutions, Sirit Inc. "3M Brazil is proving to be a strong leader in deploying and supporting RFID solutions for the Brazilian transportation market. This high performance offering provides customers the opportunity to leverage RFID technology in their products with proven performance."

"We are thrilled to have Sirit's products as part of our transportation portfolio enabling 3M Brazil to offer solutions and services that address our customers' critical needs," added Alberto Gadioli, 3M Brazil's sales and marketing manager for TSSD. "We believe this partnership will benefit our customers by offering RFID solutions that are based on open standard technology, as well as bringing additional RFID expertise to our projects through Sirit's highly experienced technical team."

Terry Griffith, 3M international marketing manager and EVR program manager added that, "3M is very excited about the success of this initial rollout in Brazil and looks forward to additional deployments in Brazil into 2009, along with additional projects that are currently being pursued through our other subsidiaries around the world. With over 45 million vehicles in Brazil, we believe there will be significant opportunity to apply this technology to a number of other vehicle-related applications."

About 3M Traffic Safety Systems Division

The 3M Traffic Safety Systems Division has been a world leader in transportation safety products and systems for nearly 70 years. The division employs advanced technologies to enhance roadway safety, efficiency and traffic management through signing, pavement marking and vehicle registration solutions. Information on the full line of 3M transportation safety products and systems is available at www.3M.com/tss and www.segurançaviaria.com.br.

About 3M — A Global, Diversified Technology Company

Every day, 3M people find new ways to make amazing things happen. Wherever they are, whatever they do, the company's customers know they can rely on 3M to help make their lives better. 3M's brands include Scotch, Post-it, Scotchgard, Thinsulate, Scotch-Brite, Filtrete, Command and Vikuiti. Serving customers in more than 200 countries around the world, the people of 3M use their expertise, technologies and global strength to lead in major markets including consumer and office; display and graphics; electronics and telecommunications; safety, security and protection services; health care; industrial and transportation. For more information, including the latest product and technology news, visit www.3M.com.

About Sirit Inc.

Sirit Inc. (TSX: SI) is a leading provider of Radio Frequency Identification (RFID) technology worldwide. Harnessing the power of Sirit's enabling-RFID technology, customers are able to more rapidly bring high quality RFID solutions to the market with reduced initial engineering costs. Sirit's products are built on more than 14 years of RF domain expertise addressing multiple frequencies (LF/HF/UHF), multiple protocols and are compliant with global standards. Sirit's broad portfolio of products and capabilities can be customized to address new and traditional RFID market applications including Supply Chain & Logistics, Cashless Payment (including Electronic Tolling), Access Control, Automatic Vehicle Identification, Near Field Communications, Inventory Control & Management, Asset Tracking and Product Authentication. For more information, visit www.sirit.com.

Cautionary Note Regarding Forward Looking Statements

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Sirit to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements. Actual results may differ materially from those indicated by these forward-looking statements as a result of risks and uncertainties impacting Sirit's business which are discussed in the section entitled "Description of the Business - Risks Factors" in Sirit's Annual Information Form dated March 14, 2008 as filed with the securities regulatory authorities in Canada via SEDAR. Although Sirit has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. Sirit does not undertake any obligation to update any forward-looking statements contained in this document as a result of new information, further events or otherwise.

NEWS RELEASE

NR#08-15

FOR MORE INFORMATION:
Anastasia Chodarcewicz
Sirit Inc.
416.367.1897 x227
achodarcewicz@sirit.com

Sirit Inc. Announces New Board Appointment

John Albright to join as the JLA Ventures representative

Toronto, ON - July 16, 2008 - Sirit Inc. ("Sirit") (TSX: SI), a leading provider of radio frequency identification ("RFID") technology, today reported the addition of Mr. John Albright as a new Director to the Company's Board of Directors. Mr. Albright replaces Mr. Rick Segal as the J.L. Albright III Venture Fund 's representative.

Mr. Albright is the founding partner of JLA Ventures and brings a wealth of experience in the financial realm from fund raising to venture capital markets to long-term growth strategies. Mr. Albright is a Chartered Financial Analyst and received his Bachelor of Business Administration degree from the Schulich School of Business at York University.

The Company's Board is now comprised of Norbert Dawalibi, Cal Haverstock, George McKinnis, Howard Johnson, Robert Beauchemin, Barry Clark and John Albright. Mr. Barry Clark was elected to the Board at Sirit's last Annual General Meeting held in April 2008. Mr. Cal Haverstock was appointed by his fellow Directors as Chairman of the Board.

About Sirit Inc.
Sirit Inc. (TSX: SI) is a leading provider of Radio Frequency Identification (RFID) technology worldwide. Harnessing the power of Sirit's enabling-RFID technology, customers are able to more rapidly bring high quality RFID solutions to the market with reduced initial engineering costs. Sirit's products are built on more than 14 years of RF domain expertise addressing multiple frequencies (LF/HF/UHF), multiple protocols and are compliant with global standards. Sirit's broad portfolio of products and capabilities can be customized to address new and traditional RFID market applications including Supply Chain & Logistics, Cashless Payment (including Electronic Tolling), Access Control, Automatic Vehicle Identification, Near Field Communications, Inventory Control & Management, Asset Tracking and Product Authentication. For more information, please visit www.sirit.com.

Cautionary Note Regarding Forward Looking Statements

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Sirit to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements. Actual results may differ materially from those indicated by these forward-looking statements as a result of risks and uncertainties impacting Sirit's business which are discussed in the section entitled "Description of the Business - Risks Factors" in Sirit's Annual Information Form dated March 14, 2008 as filed with the securities regulatory authorities in Canada via SEDAR. Although Sirit has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. Sirit does not undertake any obligation to update any forward-looking statements contained in this document as a result of new information, further events or otherwise.